/299/48

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04034325

February 9, 2004

Robert P. Mollen, Esq.
Fried, Frank, Harris, Shriver & Jacobson
99 City Road
London EC1Y 1AX
United Kingdom

Act	Exchange Act of 1934
Section	
Rule	Rule 14e-5
Public Availability	2/9/04 or today 5/25/04

Re: Offer for Canary Wharf Group plc
File No.: TP 04-27

Dear Mr. Mollen:

This is in response to your letter dated February 9, 2004. A copy of that letter is attached with this response. By including a copy of your correspondence, we avoid having to repeat or summarize the facts you presented. The defined terms in this letter have the same meaning as in your letter, unless otherwise noted.

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis the United States Securities and Exchange Commission (Commission) hereby grants an exemption from Rule 14e-5 under the Securities Exchange Act of 1934 (Exchange Act) to permit CWG Acquisition Limited (CWG Acquisition) to purchase or arrange to purchase Canary Wharf Ordinary Shares (Ordinary Shares) pursuant to the QIB Placement as well as the Reichmann Interests during the Offer and to permit purchases of Ordinary Shares outside the Offer by any Prospective Purchaser, particularly in light of the following facts:

- The Offer is required to be conducted in accordance with the U.K. City Code on Takeovers and Mergers (City Code);
- Canary Wharf Group plc (Canary Wharf), a public limited company incorporated under the laws of England and Wales, is a "foreign private issuer," as defined in Rule 3b-4(c) under the Exchange Act;
- Any purchases of Ordinary Shares of Canary Wharf by (i) CWG Acquisition, Inc., an English corporation, (ii) Deutsche Bank AG London and Merrill Lynch International (together, the "Advisers"), or (iii) other nominees or brokers, in each case acting as agents for Offeror (collectively, the Prospective Purchasers), will be subject to the City Code; and

- The existence of the Memorandum of Understanding on Exchange of Information between the Commission and the United Kingdom Department of Trade and Industry in Matters Relating to Securities and the United States Commodity Futures Trading Commission and the United Kingdom Department of Trade and Industry in Matters Relating to Futures, dated September 25, 1991.

The Commission grants this exemption from Rule 14e-5 under the Exchange Act to permit the Prospective Purchasers to purchase or arrange to purchase Ordinary Shares otherwise than pursuant to the Offer, subject to the following conditions:

1. No purchases or arrangements to purchase Ordinary Shares, otherwise than pursuant to the Offer (and except as enumerated above in relation to the QIB Offer), shall be made in the United States;
2. Except in respect of the QIB Offer, the Offer Document shall disclose prominently the possibility of, or the intention to make, purchases of Ordinary Shares by the Prospective Purchasers during the Offer;
3. The Prospective Purchasers shall disclose in the United States information regarding purchases of Ordinary Shares to the extent such information is made public in the United Kingdom pursuant to the City Code;
4. The Prospective Purchasers shall comply with any applicable rules of the United Kingdom Organizations including the City Code and the rules and regulations of the United Kingdom Listing Authority and the London Stock Exchange;
5. The Prospective Purchasers shall provide to the Division of Market Regulation (Division), upon request, a daily time-sequenced schedule of all purchases of Ordinary Shares made by any of them during the Offer, on a transaction-by-transaction basis, including:
    a. size, broker (if any), time of execution, and price of purchase; and
    b. if not executed on the London Stock Exchange, the exchange, quotation system, or other facility through which the purchase occurred;
6. Upon the request of the Division, the Prospective Purchasers shall transmit the information as specified in paragraphs d(1) and d(2) above to the Division at its offices in Washington, D.C. within 30 days of its request;
7. The Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;
8. Representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and
9. Except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

The foregoing exemption from Rule 14e-5 under the Exchange Act expressed above does not apply to purchases or arrangements to purchase Ordinary Shares prior to this exemption being granted, is based solely on your representations and the facts presented, and is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, we direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. The participants in the Offer must comply with these and any other applicable provisions of the federal securities laws. The Division of Market Regulation expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission, by the Division of Market Regulation pursuant to delegated authority,

James A. Brigagliano
Assistant Director
Division of Market Regulation

Attachment

Fried, Frank, Harris, Shriver & Jacobson (London) LLP
99 City Road
London EC1Y 1AX
United Kingdom
Tel: 020.7972.9600
Int'l: +44.20.7972.9600
Fax: 020.7972.9602
www.friedfrank.com

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. §200.81

February 9, 2004

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 17 2004
DIVISION OF MARKET REGULATION

FRIED FRANK

Mr. James A. Brigagliano
Assistant Director
Office of Risk Management and Control
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Mr. Brigagliano:

Re: Offer for Canary Wharf Group plc

We are writing on a confidential basis on behalf of our client, CWG Acquisition Limited ("**CWG Acquisition**"), a newly-formed private limited company incorporated in England and Wales. CWG Acquisition is a direct, wholly-owned subsidiary of CWG Acquisition Holdings Limited, a private limited company incorporated in England and Wales ("**CWG Acquisition Holdings**"). CWG Acquisition Holdings has been formed at the direction of (i) CWG Holdings (2004) Inc. ("**CWG Holdings**"), a private limited company incorporated in England and Wales that, in turn, was recently formed at the direction of (a) Brascan Corporation, a corporation formed under the laws of the province of Ontario ("**Brascan**"), (b) British Columbia Investment Management Corporation, a Crown corporation of the Government of British Columbia ("**bcIMC**"), and (c) Ontario Teachers' Pension Plan Board, a corporation formed under the laws of the province of Ontario ("**Teachers'**"), and (ii) Hermes Pensions Management Limited, a private limited company incorporated in England and Wales, on behalf of The Trustees of the British Telecommunications plc pension scheme (the "**BT Pension Scheme**") and Royal Mail Pensions Trustees Limited, as trustee of the pension plan of the Royal Mail Group plc and associated employers (the "**Royal Mail Pension Plan**") ("**Hermes**") (all of the foregoing, individually, and collectively, the "**Acquisition Shareholders**").

CWG Acquisition intends to post an offer (the "**Offer**") in due course to all shareholders of Canary Wharf Group plc, a public limited company incorporated and registered in England and Wales ("**Canary Wharf**"), to purchase the entire issued and to be issued ordinary share capital of Canary Wharf. In accordance with customary practice in the United Kingdom (the "**UK**"), the Offer outside of the United States (the "**U.S.**") will be made on behalf of CWG Acquisition by its financial advisers, Deutsche Bank AG London and Merrill Lynch International (together, the "**Advisers**"), acting solely as agents for CWG Acquisition. CWG Acquisition will make the Offer in the U.S.

CWG Acquisition announced the offer on February 5, 2004. The Offer will be in cash (the "**All Cash Offer**") for all the issued ordinary shares of Canary Wharf (the "**Ordinary Shares**"), and any further Ordinary Shares which are issued while the Offer is open, other than in respect of any Ordinary Shares that CWG Acquisition holds or is contractually obligated to acquire. The Offer will include a share alternative to the All Cash Offer (the "**Share Alternative**"), pursuant to which holders of the Ordinary Shares may elect to receive one share of Thames River Office Properties PLC, a public limited company incorporated in England formed on December 4, 2003 ("**Thames River**"), in lieu of £0.25 in cash which would otherwise have been made available under the All Cash Offer (a "**Thames River Share**"). Thames River was formed on December 4, 2003 to enable holders of Ordinary Shares to hold an ongoing interest in CWG Acquisition. The Thames River Shares will be listed on the Alternative Investment Market ("**AIM**"), the secondary market of the London Stock Exchange. Under an additional share election alternative, Thames River Shares that are not taken up in the Share Alternative will be made available to other holders of Ordinary Shares who elect to take up a greater number of Thames River Shares in lieu of cash (the "**Additional Share Election Facility**").

As previously discussed with members of the staff of the Securities and Exchange Commission (the "**Commission**"), we are requesting exemptive relief from Rule 14e-5 ("**Rule 14e-5**") promulgated under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**").

1. Background

Canary Wharf

Canary Wharf controls and manages an integrated property development and investment project focused primarily on Grade A office space and high-quality retail facilities at the 97 acre estate in close proximity to the City of London. Canary Wharf develops, manages and owns properties on the estate as well as undertaking the construction of the buildings and facilities on the estate. As of December 31, 2003, in the aggregate, approximately 13.1 million square feet of office and retail space had been constructed on the Canary Wharf estate. On December 22, 2003, holders of Ordinary Shares approved a resolution to dispose of certain properties on the Canary Wharf estate for consideration of approximately £1.1 billion. These disposals have now been completed.

For the year ended June 30, 2003, Canary Wharf reported turnover of £250.3 million and a loss before taxes of £13.2 million. As of June 30, 2003, Canary Wharf had net assets of approximately £1.5 billion.

The Ordinary Shares are listed by the United Kingdom Listing Authority ("**UKLA**") and traded on the London Stock Exchange plc (the "**London Stock Exchange**"). As of January 30, 2004, Canary Wharf had a market capitalization of approximately £1.54 billion.

Canary Wharf is a "foreign private issuer" as defined in Rule 3b-4(c) promulgated under the Exchange Act and has no class of securities registered under Section 12 of the Exchange Act. Furthermore, Canary Wharf does not have a sponsored program in place for American Depository Receipts evidencing Ordinary Shares.

Based on (i) the share register of Canary Wharf most recently made available to CWG Acquisition, and (ii) publicly available information, CWG Acquisition believes that U.S. beneficial holders hold more than 10% but less than 40% of the issued and outstanding Ordinary Shares. More particularly, CWG Acquisition believes that there are approximately 585,008,225 Ordinary Shares issued and outstanding. An affiliate of Brascan, Trilon International, Inc. ("**Trilon**"), holds approximately 9% of the issued Ordinary Shares, and CWG Acquisition believes that one family controls 14.5% of the issued Ordinary Shares. CWG Acquisition believes that, other than the aforementioned family, no shareholder held more than 10% of the Ordinary Shares as of January 12, 2004. On the basis of 585,008,225 Ordinary Shares issued, but excluding shares held by Brascan and the aforementioned family, CWG Acquisition believes that U.S. holders held no more than approximately 20.3% of the issued Ordinary Shares (as determined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1) as of January 12, 2004. CWG Acquisition believes that virtually all of the shares held by U.S. holders (other than the aforementioned family) are held by Qualified Institutional Buyers, as defined in Rule 144A under the Securities Act, and other institutions, since just over 1% of the shares are held by shareholders (of any nationality) other than institutions and other major shareholders.

CWG Acquisition

CWG Acquisition was formed on October 27, 2003 for the purpose of acquiring Canary Wharf. CWG Acquisition has not traded since its date of incorporation, nor has it entered into any obligations other than in connection with the Offer and the financing thereof. CWG Acquisition is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act, has no class of securities registered under Section 12 of the Exchange Act, and is not subject to the periodic reporting requirements of the Exchange Act. Furthermore, CWG Acquisition does not have a program in place for American Depository Receipts evidencing Ordinary Shares, and has no intention of sponsoring such a program.

Brascan, bcIMC, Teachers' and Hermes have committed to provide, directly or indirectly, equity and loans to CWG Acquisition Holdings. CWG Acquisition Holdings in turn has committed to provide the same amount to CWG Acquisition. Such commitment will provide funds to CWG Acquisition sufficient to finance the consideration payable to accepting shareholders in respect of acceptances representing up to 75% in nominal value of the issued share capital of Canary Wharf, diluted to include shares potentially issuable pursuant to rights under the Canary Wharf Share Schemes.

In addition, CWG Acquisition has agreed debt facilities arranged and underwritten by Deutsche Bank and Royal Bank of Canada. These debt facilities are conditional, *inter alia*, on the Offer becoming or being declared unconditional in all respects and upon CWG Acquisition receiving valid acceptances of the Offer in respect of Ordinary Shares which, when aggregated with Ordinary Shares held by CWG Acquisition and any Ordinary Shares which CWG Acquisition has contracted to acquire, represent 75% (or such lower level as those lenders whose aggregate commitments exceed two-thirds of the total loan commitments under the debt facilities may agree) in nominal value of the issued share capital of Canary Wharf, diluted to include shares potentially issuable pursuant to rights under the Canary Wharf Share Schemes.

Brascan

With US$16 billion of direct investments and US$5 billion under management, Brascan is focused on real estate and power generation. Brascan's shares are listed on the New York and Toronto Stock Exchanges. Brascan owns and operates, directly or indirectly, a broad array of real estate and real estate related operations, including major office property operations, property brokerage, real estate investment banking, home building, land development, real estate business services and bridge and mezzanine lending, both for itself and institutional and other partners. As of December 31, 2002, Brascan had net assets of CDN$8.3 billion.

Hermes

Hermes, through its subsidiaries, is an investment manager for, among others, major UK pension schemes including BT Pension Scheme and the Royal Mail Pension Plan. Hermes is wholly-owned by BT Pension Scheme, an occupational pension scheme established for the benefit of employees of British Telecommunications plc. Royal Mail Pension Plan is an occupational pension scheme established for the benefit of employees of Royal Mail Group plc and associated employers.

Through its subsidiaries, Hermes also provides a full range of pension fund management services, including asset allocation advice, asset research and discretionary portfolio management, property investment, revenue collection and investment accounting. Hermes is acting on behalf of The Trustees of BT Pension Scheme and the trustees of the Royal Mail Pension Plan in connection with their investments in CWG Acquisition.

Hermes is wholly-owned by Britel Fund Trustees Limited, the custodian trustee for the BT Pension Scheme, an occupational pension scheme established for the benefit of employees of British Telecommunications plc.

As of December 31, 2003, BT Pension Scheme had net assets with a market value of approximately £26.2 billion, including property investments in the UK and overseas with a market value of approximately £3.3 billion. As of December 31, 2003, Hermes, through its subsidiaries, managed Royal Mail Pension Plan net assets with a market value of approximately £14.9 billion, including property investments in the UK and overseas with a market value of approximately £1.3 billion.

bcIMC

bcIMC is a statutory corporation of the Government of British Columbia that provides professional fund management services to public bodies, public sector pension funds and publicly administered trust funds. As of December 31, 2003, bcIMC had assets under management of approximately CDN$61 billion.

Public sector pension plans constitute bcIMC's largest client group and account for more than 70% of the assets under bcIMC's management. bcIMC manages more than 40 pooled investment funds in eight major asset classes, including real estate, mortgages, private placements, equity and fixed income.

Teachers'

Teachers' was created in 1990 as a non-share capital corporation by the Teachers' Pension Act (Ontario). Teachers' is one of Canada's largest financial institutions with net assets as of June 30, 2003 of approximately CAN$68.2 billion.

Teachers' is the administrator of the pension plan and invests the plan's assets to secure the retirement income of approximately 250,000 active and retired teachers and their families. The pension plan is co-sponsored by the Ontario government and the Ontario Teachers' Federation, which represents the plan members. The plan's co-sponsors are responsible for benefit and contribution levels.

2. Offer Structure

The Offer will be for £2.70 in cash for each Ordinary Share. The Share Alternative will permit holders of Ordinary Shares who validly accept the Offer and validly elect the Share Alternative to elect to receive one share of Thames River in lieu of £0.25 in cash to which such holders would otherwise be entitled under the All Cash Offer. Holders of Ordinary Shares who validly accept the Offer and validly elect for the Share Alternative may also, subject to availability and the terms of the facility, elect for the Additional Share Election Facility. Fractional Thames River Shares will not be allotted. Thames River Shares will become available to satisfy elections under the Additional Share Election Facility to the extent that holders of Ordinary Shares who validly accept the Offer do not make a valid election for the Share Alternative. If valid elections are made under the Additional Share Election Facility for more Thames River Shares than are available, such excess elections will be scaled down as nearly as reasonably practicable pro rata to the size of such excess elections.

The Ordinary Shares are to be acquired by CWG Acquisition under the Offer, fully paid, free from all liens, equitable interests, charges, encumbrances, rights of preemption and any other third party rights and/or interests and together with all rights now or hereafter attaching thereto, including the right to receive and retain all dividends, interest and other distributions (if any) declared, made, paid or payable after the announcement of the Offer.

To the extent a dividend or other distribution is proposed, declared, made or payable by Canary Wharf with respect to an Ordinary Share as of the date of the announcement of the Offer or will become so proposed, declared, made or payable after such date, the price payable under the Offer with respect to Ordinary Shares will be reduced by the amount of the dividend and/or distribution, except to the extent the Ordinary Share is or will be transferred pursuant to the Offer on a basis which entitles CWG Acquisition alone to receive the dividend or distribution directly from Canary Wharf and to retain it. The amount of any dividend or distribution which CWG Acquisition is entitled to recover from a holder of Canary Wharf's shares with respect to an Ordinary Share pursuant to the Offer will be reduced by the amount of any such reduction of the price payable pursuant to the Offer in respect of that Ordinary Share. To the extent that such a reduction in the price payable pursuant to the Offer with respect to an Ordinary Share is permitted in respect of a dividend or distribution but not made, the person to whom the Offer price is paid in connection with that Ordinary Share will be obliged to account to CWG Acquisition for the amount of such dividend or distribution.

The Offer will be structured as a single offer made concurrently in the UK and in the U.S. as well as other jurisdictions in which the Offer may be legally extended.

In accordance with customary practice in the UK, the Offer outside the U.S. will be made on behalf of CWG Acquisition by the Advisers. The Advisers intend to engage in principal purchases in accordance with their normal practices and procedures and the applicable provisions of the City Code on Takeovers and Mergers of the United Kingdom (the "**City Code**"). As these activities will be conducted in accordance with Rule 14e-5(b)(9), no exemptive relief with respect thereto is being requested hereunder.

The Offer will be structured to comply with (i) the rules and regulations of the UKLA, (ii) the City Code, and (iii) except as otherwise requested herein, the requirements of Section 14(e) of the Exchange Act and the rules and regulations promulgated thereunder. In structuring the Offer, it is CWG Acquisition's intention to allow for participation by holders of the Ordinary Shares in the U.S. ("**U.S. Shareholders**"), subject to the restrictions described below in relation to the Share Alternative and Additional Share Election Facility, while complying with the generally applicable requirements in both jurisdictions to the greatest extent practicable. The Offer will be published pursuant to official documentation to be posted in due course in accordance with the City Code (the "**Offer Document**"). The Offer Document will comply with the rules and regulations of the UKLA and the City Code. The Offer is not subject to Section 14(d) of the Exchange Act or Regulation 14D thereunder since the Ordinary Shares are not registered under Section 12 of the Exchange Act.

Because CWG Acquisition does not intend to register the Thames River Shares under the Securities Act, it does not intend to offer the Thames River Shares publicly to U.S. Shareholders. Thames River is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act, has no class of securities registered under Section 12 of the Exchange Act, and is not subject to the periodic reporting requirements of the Exchange Act. Furthermore, Thames River does not have a program in place for American Depositary Receipts evidencing Ordinary Shares, and has no intention of sponsoring such a program.

However, CWG Acquisition may have individual discussions with QIB's and others to whom a private placement may be made under Section 4(2) of the Securities Act and may issue Thames River Shares to such buyers in exchange for Ordinary Shares in accordance with the exemption from registration contained in Section 4(2) (the "**QIB Placement**"). The QIB Placement will not be discussed in the Offer Document, except that the Offer Document will note CWG Acquisition's discretion to waive the restrictions on distribution of the Thames River Shares. A similar situation was addressed in Singapore Telecommunications Ltd. (available May 15, 2001) and AMP Limited (available September 17, 1998).

Holders of Ordinary Shares who wish to accept the Offer must agree in the acceptance form to be bound by the terms of the Offer, which provides that holders of Ordinary Shares who accept the Share Alternative or the Additional Share Election Facility must represent and warrant that they are not (and are not acting on a non-discretionary basis on behalf of, or otherwise on instructions from) U.S. Shareholders unless otherwise indicated on the acceptance form.

Shortly after the commencement of the Offer, each owner of Ordinary Shares who resides in the U.S. will receive the Offer Document containing a statement that, subject to the terms of any exemptive relief granted by the Commission, CWG Acquisition, the Acquisition Shareholders, their affiliates and their nominees and brokers (acting as agents) may make certain purchases of, or arrangements to purchase, Ordinary Shares outside the U.S. during the period in which the Offer remains open for acceptance. The Offer Document will further state that in accordance with the requirements of Rule 14e-5 and with any exemptive relief granted by the Commission, such purchases, or arrangements to purchase, must comply with applicable UK rules, including the City Code, the rules of the UKLA and the rules of the London Stock Exchange. Any information about such purchases will be disclosed in the U.S. by way of an announcement by or on behalf of CWG Acquisition.

The Offer will remain open for acceptance for at least the minimum period required by Rule 14e–1(a) of twenty U.S. business days and thereafter for such additional period or periods as may be determined by CWG Acquisition and as may be mandated by the provisions of Regulation 14E promulgated under the Exchange Act or the City Code (as so extended, the "**Initial Offer Period**"). The Offer is capable of being, and may be, increased in accordance with the City Code and renewed with the consent of the Panel on Takeovers and Mergers (the "**Panel**"). However, in order to comply with the City Code, an offer must lapse unless it becomes or is declared unconditional as to acceptances by midnight on the 60th calendar day after mailing or such later date as the Panel, which administers the City Code, may agree.

Once the Offer becomes or has been declared wholly unconditional (i.e., all conditions to the Offer have been satisfied or, where permissible, waived), which pursuant to Rule 31.7 of the City Code must be no later than 21 calendar days after the date the Offer has become or been declared unconditional as to acceptances (unless the Panel agrees to a later date), CWG Acquisition will accept all Ordinary Shares that are validly tendered during the Initial Offer Period and will pay for all such accepted Ordinary Shares within 14 calendar days of the Offer being declared unconditional in all respects.

If the Offer becomes or is declared unconditional as to acceptances, the Offer must, in order to comply with Rule 31.4 of the City Code, remain open for acceptances for at least 14 calendar days following the date on which it would otherwise have expired and may remain open for such longer period as CWG Acquisition deems appropriate (the "**Subsequent Offer Period**"). If the Offer becomes or is declared wholly unconditional, all Ordinary Shares validly tendered during the Subsequent Offer Period will be accepted and paid for within 14 calendar days. In addition, Rule 31.2 of the City Code requires that notice of the termination of the Subsequent Offer Period must be given not less than 14 calendar days before such termination. An institution operating in the UK will act as the UK receiving agent to receive tenders of Ordinary Shares pursuant to the Offer.

The Offer will be made subject to several conditions, including the requirement that CWG Acquisition has received valid acceptances with respect to Ordinary Shares which, when aggregated with any Ordinary Shares held by CWG Acquisition and any Ordinary Shares which CWG Acquisition has contracted to acquire, together amount to (i) more than 50% of the total share capital of Canary Wharf, in the case of the All Cash Offer, and (ii) at least 75% of the total share capital of Canary Wharf, in the case of the Share Alternative and the Additional Share Election Facility. No Thames River Shares will be issued unless holders of Ordinary Shares opt for at least 292,579,004 shares pursuant to the Share Alternative or the Additional Share Election Facility. The Share Alternative is also conditional upon (i) the Offer becoming or being declared unconditional in all respects, and (ii) the admission of the Thames River Shares to trading on AIM becoming effective in accordance with the AIM rules.

Because the Share Alternative is dependent upon certain additional conditions that do not apply to the All Cash Offer, to the extent those additional conditions are not satisfied, holders of Ordinary Shares who elect to accept the Share Alternative or the Additional Share Election Facility will be treated as having accepted the All Cash Offer.

The Offer will be subject to regulatory approvals and various conditions which would be generally customary for UK offers of this type.

The foregoing structure of the Offer is the result of different legal and regulatory requirements in the UK and the U.S.

Trilon has given an irrevocable undertaking to CWG Acquisition to (i) accept the Offer in respect of its approximately 9% holding of Ordinary Shares when the Offer is declared unconditional in all respects and (ii) not elect for any Thames River Shares under the Share Alternative. RF Holdings Limited ("**RF Holdings**") has irrevocably agreed to the undertakings described below.

Brascan announced on December 17, 2003 that it had entered into an agreement with Paul Reichmann and certain Reichmann family interests (collectively, the "**Reichmann Interests**") encompassing various arrangements regarding their respective ownership of Ordinary Shares (the "**Reichmann Agreement**"). Pursuant to the Reichmann Agreement, RF Holdings has irrevocably agreed (i) to accept, or procure the acceptance of, the Offer (the "**Reichmann Irrevocable Undertakings**"), and (ii) not to elect for any Thames River Shares under the Share Alternative, in respect of all of the 51,915,085 Ordinary Shares in which the Reichmann Interests are interested. These shares represent approximately 8.9% of Canary Wharf's existing issued share capital. The Reichmann Agreement may be amended to provide for CWG Acquisition to acquire some or all of the Ordinary Shares owned or controlled by the Reichmann Interests at the All Cash Offer price after the Offer is declared wholly unconditional, rather than pursuant to the Reichmann Irrevocable Undertakings. Furthermore, a company nominated by RF Holdings will invest £53.8 million in CWG Acquisition following the Offer being declared unconditional in all respects, subject to (i) the prior approval of the shareholders of Canary Wharf eligible to vote and (ii) an independent advisor to Canary Wharf publicly confirming that such investment is fair and reasonable.

3. Rule 14e-5

Subject to certain exceptions, Rule 14e-5 prohibits a Covered Person (as defined in Rule 14e-5) from directly or indirectly purchasing or arranging to purchase any securities to be acquired in a tender offer for equity securities or any securities immediately convertible into, exchangeable for or exercisable for such securities, except as part of the tender offer. This prohibition applies from the time an offer is publicly announced until it expires. Rule 14e-5 defines a Covered Person as (i) the offeror, its dealer-managers, and any of their respective affiliates, (ii) any advisers of the foregoing whose compensation is dependent on the completion of the offer and (iii) any person acting in concert either directly or indirectly with any of the foregoing. Purchases by CWG Acquisition, the Acquisition Shareholders, their other affiliates, and other Covered Persons acting on their behalf of Ordinary Shares outside the Offer would not fall within any of the excepted activities specifically outlined in Rule 14e-5. Accordingly, in the absence of exemptive relief, such purchases would be prohibited after the public announcement of the Offer.

a. The QIB Placement

Since both the QIB Placement and the Offer will be part of a single transaction, the Offer should not be deemed to violate Rule 14e-5 under the Exchange Act. Although the QIB Placement could, from an analytical perspective, be considered as a separate "offer" for the purposes of Regulation S and Section 4(2) of the Securities Act, it is submitted that the QIB Placement would not constitute a fraudulent, deceptive or manipulative act or practice within the meaning of Rule 14e-5, nor would such transactions result in any of the abuses at which the Rule is directed. The QIB Placement is an integral aspect of the Offer and will be entered into and consummated only in connection with the Offer, as a whole. The QIB Placement will not adversely affect those holders participating in the All Cash Offer, nor will it impair the ability of such shareholders to obtain the full benefit of the All Cash Offer.

Relief similar to that sought here was granted in Singapore Telecommunications Ltd. (available May 15, 2001), and, under Rule 10b-13 (the predecessor to Rule 14e-5), in AMP Ltd. (available Sept. 17, 1998). Accordingly, to the extent that the Commission staff believes such relief is necessary under the circumstances of the Offer, we request that the Division of Market Regulation, acting pursuant to delegated authority, issue an order exempting the QIB Placement from Rule 14e-5.

b. Purchase from the Reichmann Interests

The Reichmann Agreement may be amended to provide for CWG Acquisition to purchase some or all of the Ordinary Shares owned by the Reichmann Interests at the All Cash Offer price, and otherwise on the same commercial terms applicable to the Offer, immediately after the Offer is unconditional in all respects. These purchases would take place during the Subsequent Offer Period, and would be in lieu of the acceptance of the Offer in respect of some or all of those shares pursuant to the Reichmann Irrevocable Undertakings.

Rule 14e-5 provides that the prohibition under the rule "does not apply to any purchases or arrangements to purchase made during the time of any subsequent offer period as provided for in [Rule 14d-11] if the consideration paid or to be paid for the purchases or arrangements to purchase is the same in form and amount as the consideration offered in the tender offer." This provision does not expressly apply by its terms because: (i) the Offer is not subject to Regulation 14D, and consequently Rule 14d-11 is not applicable; and (ii) we anticipate that the Reichmann Agreement would not be amended until after the announcement of the Offer. In respect of the former point, it would be anomalous if such purchases were permitted in the context of an offer for securities registered under the Exchange Act and not permitted in an offer for non-U.S. securities that are not registered under the Exchange Act. In respect of the latter point, the substitution of purchase agreements for already-agreed irrevocable undertakings to accept the Offer, in the context described above, poses none of the potential for abuse at which Rule 14e-5 is aimed. We therefore request that the Division of Market Regulation, acting pursuant to delegated authority, issue an order exempting the purchase of Ordinary Shares from the Reichmann Interests, on the basis described above, from Rule 14e-5.

c. Other Purchases Outside of the Offer

In the UK, purchases outside an offer are permitted, subject to certain limitations, and such purchases are quite common in connection with cash tender offers for UK companies. Under the City Code, CWG Acquisition, the Acquisition Shareholders, their affiliates, and their advisers and brokers are permitted to purchase Ordinary Shares in the open market or otherwise before and during the conduct of, but outside, the Offer, subject to certain limitations including as to price (as described below).

Rules 6.1 and 6.2 of the City Code provide protections similar to those provided by Rule 14e-5, making, we believe, exemptive relief appropriate in the circumstances of the Offer, by requiring that the Offer price be increased to not less than the highest price paid outside the Offer. In addition, under Rule 8.1 of the City Code, any purchases by certain persons, including an offeror and its associates, outside the Offer are required to be disclosed on a next-day basis to the London Stock Exchange and the Panel and this information is available for public inspection via a Regulatory Information Service. By their very nature, disclosures of these purchases attract significant publicity and they are disseminated on dealers' trading screens throughout the London market.

Although there are, in our view, serious doubts as to whether the jurisdictional predicate for the application of the Exchange Act — namely that there be a purchase of a security "by the use of any means or instrumentality of interstate commerce, or of the mails or of any facility of any national securities exchange" — would be satisfied if CWG Acquisition, the Acquisition Shareholders, and their other affiliates, or financial institutions acting on their behalf, made purchases of Ordinary Shares outside the U.S., we nonetheless apply, on behalf of such persons, for exemptive relief for such purchases from the provisions of Rule 14e-5 pursuant to Rule 14e-5(d), as set forth below. We have been requested by CWG Acquisition to emphasize that this letter does not reflect an admission that Rule 14e-5 would apply to such purchases of Ordinary Shares outside the U.S. in the absence of such exemptive relief.

Based on the foregoing, we respectfully request that (i) CWG Acquisition, (ii) the Acquisition Shareholders, (iii) their affiliates, (iv) the Advisers, and (v) any broker or other financial institution acting as its or their agent (the "**Prospective Purchasers**") be granted exemptive relief from the provisions of Rule 14e-5 in order to permit purchases of Ordinary Shares outside the Offer by any Prospective Purchaser that would otherwise be prohibited by Rule 14e-5, subject to the following conditions:

(a) no purchases or arrangements to purchase Ordinary Shares, other than pursuant to the Offer (and except as described separately above in relation to the QIB Offer), will be made in the U.S.;

(b) except in respect of the QIB Offer, disclosure of the possibility of purchases of Ordinary Shares by the Prospective Purchasers, other than pursuant to the Offer, will be included prominently in the Offer Document;

(c) the Prospective Purchasers shall disclose in the U.S. information regarding purchases of Ordinary Shares to the extent such information is made public in the UK in accordance with the City Code;

(d) the Prospective Purchasers shall provide to the Division of Market Regulation of the Commission (the "**Division of Market Regulation**") upon request, a daily time-sequenced schedule of all purchases of Ordinary Shares made by any of them during the Offer, on a transaction-by-transaction basis, including: (1) size, broker (if any), time of execution, and price of purchase and (2) if not executed on the London Stock Exchange, the exchange, quotation system or other facility through which the purchase occurred;

(e) upon request by the Division of Market Regulation, the Prospective Purchasers shall transmit the information specified in d(1) and d(2) above to the Division of Market Regulation at its offices in Washington, DC within 30 days of its request;

(f) the Prospective Purchasers shall comply with any applicable rules of UK organizations, including the City Code and the rules of the UKLA and the London Stock Exchange;

(g) the Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

(h) representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division of Market Regulation in Washington, DC or by telephone) to respond to inquiries of the Division of Market Regulation relating to such records; and

(i) except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

The Commission has granted a number of exemptions from Rule 14e-5 and Rule l0b-13 (the predecessor to Rule 14e-5) to permit purchases by offerors and persons acting on behalf of offeror outside of the U.S. We believe the exemptive relief requested herein under Rule 14e-5 is consistent with that granted by the Commission in similar situations in the past. *See* Twins Acquisition, Inc. (available June 26, 2003), Cinven Limited (available April 10, 2003), CIBER (UK) Limited (available January 8, 2003), Vinci (available August 23, 2001), St David Capital plc (available August 1, 2000), and BP Amoco p.l.c. (available March 13, 2000).

In addition. we note the existence of the Memorandum of Understanding on Exchange of Information between the Commission and the United Kingdom Department of Trade and Industry in Matters Relating to Securities and the United States Commodity Futures Trading Commission and the United Kingdom Department of Trade and Industry in Matters Relating to Futures, dated September 25, 1991.

4. Conclusion

Pursuant to Regulation 200.81, we respectfully request on behalf of CWG Acquisition that this exemptive request and the response be accorded confidential treatment until 120 days after the date of the response to such request or such earlier date as we advise that all of the information in this letter has been made public. This request for confidential treatment is made on behalf of CWG Acquisition as certain facts set forth in this letter have not been made public.

In compliance with Securities Act Release No. 6269 (December 5, 1980), seven additional copies of this letter are enclosed. In view of the short timetable, we respectfully request that the Commission issue the requested exemptive relief as soon as practicable. If you require any further information or have any questions, please contact me at +44 207 972 9604 or my colleague, David Gasperow, at +44 207 972 9146.

Very truly yours,

Robert P. Mollen

ffloim01\gaspeda\55327.10